AMENDMENT TO
QUAKER INVESTMENT TRUST
INVESTMENT SUBADVISORY AGREEMENT
     THIS AMENDMENT, dated as of July 1, 2007, to the Investment Subadvisory Agreement made and entered into as of the 3rd day of May, 2005 (the “Agreement”) by and between Quaker Funds, Inc., a Delaware corporation (the “Adviser”), and Knott Capital Management, a Pennsylvania corporation (the “Subadviser”).
RECITALS
     WHEREAS, the Subadviser has agreed to permanently reduce its subadvisory fee with respect to the investment subadvisory services it provides to the Quaker Capital Opportunities Fund; and
     WHEREAS, in connection with such fee reduction, the Adviser and Subadviser wish to amend Paragraph 7 of the Agreement;
     NOW, THEREFORE, in consideration of the foregoing premises, the parties hereto agree as follows:
     1. Paragraph 7 of the Agreement is hereby amended by deleting the first sentence of the paragraph, and replacing it with the following:
Adviser will pay to Subadviser, and Subadviser will accept as full compensation for its services rendered hereunder, an investment advisory fee, computed at the end of each month and payable within five (5) business days thereafter, equal to an annual rate of 0.625% of the average daily net assets of the Fund.
     2. Except as set forth above, all provisions of the Agreement shall remain the same.
     IN WITNESS WHEREOF, this Amendment has been executed on behalf of each party as of the date set forth above.

QUAKER FUNDS, INC.

By:	/s/ Justin Brundage

Name: Justin Brundage
Title: Chief Operating Officer

Knott Capital Management

By:	/s/ June G. Scanlon

Name: June G. Scanlon
Title: Director of Operations/CCO